Exhibit 2.1

Description of Securities

The following description of the share capital of Inspira Technologies Oxy B.H.N. Ltd. (the “Company”, “we”, “us” or “our”), provisions of the Company’s amended and restated articles of association, as they may be amended and restated from time to time (our “Articles”), and Israeli law are summaries and do not purport to be complete, and is qualified in its entirety by reference to, the provisions of our Articles as well as the Israeli law and any other documents referenced in the summary and from which the summary is derived.

General

As of March 3, 2025, our authorized share capital consisted of 100,000,000 Ordinary Shares, no par value (“Ordinary Shares”), of which 25,619,276 Ordinary Shares were issued and outstanding as of such date.

As of March 3, 2025, we had issued and outstanding warrants to purchase up to 1,640,455 of our Ordinary Shares issued in our initial public offering (the “IPO Warrants”). Each IPO Warrant is exercisable for one Ordinary Share at an exercise price of $5.50 per share and expires five years from the date of issuance, or July 16, 2026, and underwriter warrants to purchase up to an aggregate of 145,455 Ordinary Shares at an exercise price of $6.875 per share, which expire five and half years from the date of issuance, or January 15, 2027, issued to Aegis Capital in connection with our initial public offering.

As of March 3, 2025, we also had issued and outstanding warrants to purchase up to 277,835 Ordinary Shares issued in connection with the termination of an investment agreement, certain other Simple Agreements for Future Equity (“SAFEs,”) and a convertible loan, and their promoters in connection with such SAFEs and convertible loan (the “Pre-IPO Warrants”). Each of the outstanding Pre-IPO Warrant is exercisable for one Ordinary Share at an exercise price of $5.50 per share, and expire four years from the date of issuance, or July 15, 2025.

As of March 3, 2025, we also had issued and outstanding warrants to purchase up to an aggregate of 3,031,280 Ordinary Shares at an exercise price of $1.28 per share, which expire three and a half years following their date of issuance, or June 28, 2027, issued to an institutional investor. In addition, we had issued and outstanding placement agent warrants to purchase up to an aggregate of 212,188 Ordinary Shares at an exercise price of $1.60 per share, which expire three and a half years following their date of issuance, or June 28, 2027, that the Company agreed to issue to H.C. Wainwright & Co., LLC, the placement agent, or its designees.

As of March 3, 2025, we had issued and outstanding placement agent warrants to purchase up to an aggregate of 185,591 Ordinary Shares at an exercise price of $1.56 per share, which expire four years following their date of issuance, or June 18, 2028, that the Company agreed to issue to Newbridge Securities Corporation, the placement agent, or its designees.

As of March 3, 2025, we also had issued and outstanding warrants to purchase up to an aggregate of 4,608,715 Ordinary Shares at an exercise price of $1.10 per share, which expire eighteen (18) months from the date of issuance, or June 30, 2026, issued in a private placement financing with certain accredited investors, on December 31, 2024.

As of March 3, 2025, we also had issued and outstanding pre-funded warrants to purchase up to an aggregate of 129,800 Ordinary Shares at an exercise price of $0.001 per share, which never expire, issued in a private placement financing with certain accredited investors, on December 31, 2024.

As of March 3, 2025, we had outstanding options to purchase up to an aggregate of 573,752 Ordinary Shares and 4,721,187 unvested Restricted Share Units issued to certain employees, directors, consultants and service providers who are our employees, officers, directors or consultants under our Amended and Restated 2019 Equity Incentive Plan (the “Plan”). A total of 1,810,000 of the unvested Restricted Share Units is subject to the shareholders’ approval. An additional 245,255 Ordinary Shares are reserved for future issuance of options or other equity awards under the Plan.

Name of Exchange on which Registered

Our Ordinary Shares have been listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “IINN” since July 2021.

Our IPO Warrants have been listed on Nasdaq under the symbol “IINNW” since July 2021.

Transfer of Shares

No transfer of shares may be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the board of directors (the “Board of Directors”)) has been submitted to the Company (or its transfer agent), together with any share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer, and may approve other methods of recognizing the transfer of shares in order to facilitate the trading of the Company’s shares on the Nasdaq or on any other stock exchange on which the Company’s shares are then listed for trading. The ownership or voting of our Ordinary Shares by non-residents of Israel is not restricted in any way by our Articles or the laws of the State of Israel, except for ownership by nationals of certain countries that are, or have been, in a state of war with Israel.

Liability to Further Capital Calls

Our Board of Directors may make, from time to time, such calls as it may deem fit upon shareholders with respect to any sum unpaid with respect to shares held by such shareholders which is not payable at a fixed time. Such shareholder has to pay the amount of every call so made upon him or her.

Election of Directors

Under our Articles, our Board of Directors must consist of at least three (3) and not more than twelve (12) directors, including two external directors, if applicable, which will be elected if and when required under the Companies Law.

Other than external directors, if applicable (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law), and other than directors elected by our Board of Directors (due to the number being less than the maximum amount, or due to a director’s office becoming vacant), directors of the Company shall be elected solely at an annual general meeting and shall serve in their office until the next annual general meeting, or until they cease to serve in their office in accordance with the provisions of the Articles or any law, whichever is earlier. Prior to every annual general meeting of the Company, and subject to clause 39 (a) and (f) of the Articles, the Board of Directors (or a committee thereof) shall select, by a resolution adopted by a majority of the Board of Directors (or such committee), a number of persons to be proposed to the shareholders for election as Directors at such annual general meeting.

In addition, if a director’s office becomes vacant, the remaining serving directors may continue to act in any manner, provided that the number of the serving directors shall not be less than three (3). If the number of serving directors is lower than their minimal one, the Board shall not be permitted to act, they may only act in an emergency or to fill the office of director which has become vacant up to a number equal to the minimum number provided for pursuant to the Articles.

External directors, if applicable, are elected for an initial term of three years, and may be elected thereafter for up to two additional three-year terms under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. Under certain circumstances, the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Stock Market, may be extended indefinitely in increments of additional three-year terms.

Dividend Rights

The Board of Directors may from time to time declare, and cause the Company to pay, such dividend as may appear to the Board of Directors to be justified by the profits of the Company and as permitted by the Companies Law. The Board of Directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited consolidated financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria only with Israeli court approval. In each case, we are only permitted to distribute a dividend if our Board of Directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Shareholder Meetings

Under the Companies Law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All general meetings other than the annual meeting of shareholders are referred to in our Articles as special meetings. Our Board of Directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our Board of Directors is required to convene a special meeting upon the written request of (i) any two of our directors or one-quarter of the members of our Board of Directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power (the “Non Exempted Holding”), However, under an exemption applicable for Israeli companies whose shares are listed outside of Israel (the “Exemption Regulations”), the Board of Directors shall convene a special meeting at the request of one or more shareholders holding at least ten percent (10%) of the issued and outstanding share capital instead of five (5%) in the past, and at least one percent (1%) of the voting rights in the company, or one or more shareholders holding at least ten percent (10%) of the voting rights in the company, provided that if the applicable law to companies incorporated in the country which the company is listed for trade, establishes a right to demand convening of such a meeting for those holding a percentage of holdings lower than ten percent (10%), then the Non Exempted Holding shall apply.

Under the Companies Law, one or more shareholders holding at least 1% of the voting rights at the general meeting may request that the Board of Directors include a matter in the agenda of a general meeting to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. However, under the Exemption Regulations, one or more shareholders may request the Board of Directors to include a nomination of a candidate for a position on the Board of Directors or the termination of a director, as an item on the agenda of a future general meeting if they hold at least five percent (5%) of the voting rights of the company, instead of one percent (1%) as required in the past.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the Board, which according to the Companies Law may be between four (4) and sixty (60) days prior to the date of the meeting, as applicable according to the matters on the general meeting agenda. According to the Companies Law, resolutions regarding the following matters must be passed at a general meeting of the Company’s shareholders:

●	amendments to the Company’s Articles;

●	the exercise of the Board’s powers by a general meeting if the Board’s is unable to exercise its powers and the exercise of any of its powers is required for the Company’s proper management;

●	appointment or termination of the Company’s auditors;

●	appointment of directors (other than in the cases specified in the Company’s Articles);

●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law and any other applicable law;

●	increases or reductions of the Company’s authorized share capital;

●	a merger (as such term is defined in the Companies Law); and

●	dissolution of the Company by the court, voluntary dissolution, or by voluntary dissolution in an expedited procedure.

Under our Articles, we are not required to give notice to our registered shareholders pursuant to the Companies Law, unless otherwise required by law. The Companies Law requires that a notice of any annual or special general meeting be provided 14 or 21 days (as applicable) prior to the meeting, and if the agenda of the meeting includes certain matters prescribed under the Companies Law and the regulations promulgated thereafter, among others, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, approval of the Company’s general manager to serve as the chairman of the Board of Directors or an approval of a merger, notice must be provided at least 35 days prior to such meeting.

Voting Rights

Every shareholder shall have one vote for each share held by him of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

Quorum Requirements

As permitted under the Companies Law and as stated in the Company’s Articles, the quorum required for the Company’s general meetings consists of two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate at least twenty five percent (25%) of the voting power of the Company. If within half an hour of the time set forth for the general meeting a quorum is not present, the general meeting shall stand adjourned either (i) to the same day of the following week, at the same hour and in the same place (ii) to such other date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting or (iii) to such day and at such time and place as the chairperson of the general meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). If no quorum is present within half an hour of the time arranged, any number of shareholders participating in the meeting, shall constitute a quorum.

If a special general meeting was called following the request of a shareholder according to applicable law, and within half an hour a legal quorum has not been formed, the meeting shall be canceled.

Vote Requirements

Our Articles provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our Articles. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires the approval described under “Item 6.C. Directors, Senior Management and Employees—Board Practices— Fiduciary Duties of Office Holders and Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of an Office Holder.” Certain transactions with respect to remuneration of our office holders and directors require further approvals described under “Item 6. Directors, Senior Management and Employees—C. Board Practices— Fiduciary Duties of Office Holders and Disclosure of Personal Interests of an Office Holder.” Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of the court and the approval of the majority of the shareholders voting their shares, other than abstainees, holding at least 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

Access to Corporate Records

Under the Companies Law, shareholders are entitled to have access to: minutes of the Company’s general meetings; the Company’s shareholders register and principal shareholders register, articles of association and annual audited financial statements; and any document that the Company is required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. These documents are publicly available and may be found and inspected at the Israeli Registrar of Companies. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. The Company may deny this request if the Company believes it has not been made in good faith or if such denial is necessary to protect the Company’s interest or protect a trade secret or patent.

Special or Class Rights; Modification of Rights

If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class, unless otherwise provided by the Companies Law or the Company’s Articles, may be modified or cancelled by the Company by a resolution of the general meeting of the holders of all shares as one class, without any required separate resolution of any class of shares.

The provisions of our Articles relating to general meetings shall, mutatis mutandis, apply to any separate general meeting of the holders of the shares of a particular class, it being clarified that the requisite quorum at any such separate general meeting shall be two or more shareholders present in person or by proxy and holding not less than 15 percent of the issued shares of such class.

Unless otherwise provided by Company’s Articles, an increase in the authorized share capital, the creation of a new class of shares, an increase in the authorized share capital of a class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed to modify or derogate or cancel the rights attached to previously issued shares of such class or of any other class.

Acquisitions under Israeli Law

Full Tender Offer

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of an Israeli public company’s outstanding shares or of certain class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares, or for all of the outstanding shares of such class, as applicable. In general, if less than 5% of the outstanding shares, or of applicable class, are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares. Any shareholders that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may request, by petition to an Israeli court, (i) appraisal rights in connection with a full tender offer, and (ii) that the fair value should be paid as determined by the court, for a period of six months following the acceptance of the offer. However, the acquirer is entitled to stipulate, under certain conditions, that tendering shareholders will forfeit such appraisal rights.

Special Tender Offer

The Companies Law also provides that, subject to certain exceptions, an acquisition of shares in an Israeli public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a holder of 25% or more of the voting rights in the company, unless there is already another holder of at least 25% or more of the voting rights in the company or (2) the purchaser would become a holder of 45% or more of the voting rights in the company, unless there is already a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval, subject to certain conditions, (2) was from a holder of 25% or more of the voting rights in the company which resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (3) was from a holder of more than 45% of the voting rights in the company which resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A “special” tender offer must be extended to all shareholders. In general, a “special” tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the offer is accepted by a majority of the offerees who notified the company of their position in connection with such offer (excluding the offeror, controlling shareholders, holders of 25% or more of the voting rights in the company or anyone on their behalf, or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

However, under the Exemption Regulations, the aforesaid limitations regarding a special tender offer do not apply for an Israeli company whose shares are listed outside of Israel, provided that if the applicable law as applicable to companies incorporated in the country which the company is listed for trade, provide a restriction on the acquisition of control of any proportion of the company or that the acquisition of control of any proportion requires the purchaser to also offer a purchase offer to shareholders from among the public.

Merger

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and, unless certain requirements described under the Companies Law are met, a vote of the majority of its shareholders, and, in the case of the target company, also a majority vote of each class of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person or group of persons acting in concert who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority (as defined below) approval that governs all extraordinary transactions with controlling shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors. If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company; and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The term “Special Majority” will be defined as described in section 275(a)(3) of the Companies Law as:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the merger have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

●	the total number of shares voted against the merger does not exceed 2% of the aggregate voting rights of the company.

Borrowing Powers

Pursuant to the Companies Law and our Articles, our Board of Directors may exercise all powers and take all actions that are not required under law or under our Articles to be exercised or taken by a certain organ of the Company, including the power to borrow money for company purposes.

Changes in Capital

Our Articles enable us to increase or reduce our authorized share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly adopted by our shareholders at a general meeting. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our Board of Directors and an Israeli court.

IPO Warrant Agreement

The IPO Warrants were issued in registered form pursuant to the warrant agent agreement dated July 13, 2021, by and between the Company and VStock Transfer, LLC, as warrant agent (the “Warrant Agreement”). On August 8, 2022 the Company and American Stock Transfer & Trust Company, LLC, as a successor warrant agent, entered into an amendment to the Warrant Agreement (the “Amendment to the Warrant Agreement”). You should review a copy of the Warrant Agreement, the Amendment to the Warrant Agreement and the form of IPO Warrant filed as exhibits to our Annual Report on Form 20-F for the year ended December 31, 2024, for a complete description of the terms and conditions of the Warrants, the Warrant Agreement and the Amendment to the Warrant Agreement.

Duration and Exercise Price Adjustments

The IPO Warrants expire at 5:00 p.m., New York City time on July 16, 2026. The exercise price and number of Ordinary Shares issuable upon exercise is subject to appropriate adjustments in the event of stock dividends, stock splits, reorganizations or other events affecting our Ordinary Shares and the exercise price.

Exercisability

The IPO Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by paying in full, in lawful money of the United States by wire transfer to the warrant agent, for the number of Warrants being exercised. The warrant holders do not have the rights or privileges of a shareholder of the Company and any voting rights until they exercise their IPO Warrants.

Fractional Shares

No fractional shares will be issued in connection with the exercise of an IPO Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Transferability

Subject to applicable laws, each warrant may be transferred at the option of the holder upon surrender of the warrant to the Company or its designated agent together with a written assignment substantially in the form attached to the warrant as an exhibit.

Warrant Agent

The warrant agent for the IPO Warrants is Equinity Trust Company, LLC (formerly known as American Stock Transfer & Trust Company, LLC) Its address is 48 Wall Street, 23rd floor, New York, NY 10043.

Exchange Listing

The IPO Warrants are listed on Nasdaq under the symbol “IINNW”.